 Exhibit 99.2

Item 2. English translation of a notice CPSA –GG-N-0130/18 AL submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) dated as of March 27, 2018.

Buenos Aires, March 27, 2018

Comisión Nacional de Valores
Office of the Deputy Manager of Issuing Entities

Notice: CPSA –GG-N-0130/18 AL
Subject: Article 75 of Decree No. 1023/2013

Ladies and Gentlemen,

I hereby address you in my capacity as Representative of Central Puerto S.A. (hereinafter, the “Company”) and in relation to Article 75 of Decree No.1023/2013.

In that regard, I inform you that the amount paid in advance payments of the Company’s directors and statutory auditors fees1 during the fiscal year ended December 31, 2017 amounted to Ps.3,184,660.13 and Ps.400,000.00 respectively. Such amounts are detailed below:

Fiscal year ended December 31, 2017
Director	Amount (in Ps.)	Description
DODERO MIGUEL	330,000.00	Director Fee
ESCASANY MIGUEL ANGEL	30,000.00	Director Fee
LOPEZ SAUBIDET CRISTIAN	300,000.00	Director Fee
NAGEL GUSTAVO ALEJANDRO	30,000.00	Director Fee
RECA OSVALDO	330,000.00	Director Fee
RECA GUILLERMO PABLO	30,000.00	Director Fee
TANOIRA GONZALO	30,000.00	Director Fee
VELAR DE IRIGOYEN BERNARDO	34,660.13	Director Fee
SALAS JUAN JOSE	330,000.00	Director Fee
PERES MOORE GONZALO ALEJANDRO	150,000.00	Director Fee
ESPADA MARIO LUIS	300,000.00	Director Fee
BLEDEL JORGE CARLOS	90,000.00	Director Fee
SUNDBLAD GONZALO	300,000.00	Director Fee
ESCASANY RUFINO	300,000.00	Director Fee
VILLEGAS JORGE EDUARDO	300,000.00	Director Fee
MURISI LILIANA AMELIA	300,000.00	Director Fee
Total	$ 3,184,660.13

Fiscal Year ended December 31, 2017
Statutory Auditor	Amount (in Ps.)	Description
DIEZ MARCELINO AGUSTIN	125,000.00	Statutory Auditor Fee
EROSA EDUARDO	137,500.00	Statutory Auditor Fee
ZLOTNITZKY CARLOS ADOLFO	12,500.00	Statutory Auditor Fee
HALLADJIAN CESAR	125,000.00	Statutory Auditor Fee
Total	$ 400,000.00	Statutory Auditor Fee

1 There is no Supervisory Board or Managers appointed by the Board of Directors (Article 270 of the Argentine General Corporate Law).
___________________
Christian Rodr’guez Montes
Representative
Central Puerto S.A.